UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                          Pilgrim America Capital Corp.
                          -----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   72142 R 108
                                 --------------
                                 (CUSIP Number)


                                 Not Applicable
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 72142 R 108                                          PAGE 2 OF 6 PAGES
---------------------                                          -----------------

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    George E. Morris
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
    -----------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     310,803
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       310,803
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    310,803
    -----------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    -----------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.85%
    -----------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    -----------------------------------------------------------------------

ITEM 1(a)  NAME OF ISSUER:

           Pilgrim America Capital Corp.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           Two Renaissance Square
           40 North Central Ave, #1200
           Phoenix, AZ 85004-4424

ITEM 2(a)  NAME OF PERSON FILING:

           George E. Morris

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           5750 NE Island Cove Way
           Stuart, FL 34996

ITEM 2(c)  CITIZENSHIP:

           USA

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 per value

ITEM 2(e)  CUSIP NUMBER:

           72142 R 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer  registered  under  Section 15 of the Act
           (b) [ ] Bank  as  defined  in  Section  3(a)(6)  of the  Act
           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                                Page 3 of 6 Pages

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)
           (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)
                   (1)(ii)(G) (NOTE: See Item 7)
           (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                  Not applicaable.

ITEM 4. OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) AMOUNT BENEFICIALLY OWNED: 310,803

  (b) PERCENT OF CLASS: 5.85%

  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i)   sole power to vote or to direct the vote:                    310,803
      (ii)  shared power to vote or to direct the vote:                        0
      (iii) sole power to dispose or to direct the disposition of:       310,803
      (iv)  shared power to dispose or to direct the disposition of:           0

                                   Page 4 of 6 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

                                Page 5 of 6 Pages

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 1999                       By: /s/ George E. Morris
                                               ---------------------------------
                                                    George E. Morris

                                Page 6 of 6 Pages